UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

PLAYA HOTELS & RESORTS N.V.

(Name of Subject Company (Issuer))

HI HOLDINGS PLAYA B.V.

(Name of Filing Person (Offeror))

An indirect wholly-owned subsidiary of

HYATT HOTELS CORPORATION

(Name of Filing Person (Parent of Offeror))

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

N70544106

(CUSIP Number of Class of Securities)

Mark S. Hoplamazian President and Chief Executive Officer Hyatt Hotels Corporation 150 North Riverside Plaza, 8th Floor Chicago, Illinois 60606 (312) 750-1234	Margaret C. Egan HI Holdings Playa B.V. Herikerbergweg 238 1101 CM Amsterdam, the Netherlands +31205755600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michele M. Anderson, Esq.

Cathy A. Birkeland, Esq.

Roderick O. Branch, Esq.

Michael A. Pucker, Esq.

Latham & Watkins LLP

330 N. Wabash Ave., Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 24, 2025 by Hyatt Hotels Corporation, a Delaware corporation (“Parent”), and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Parent. The Schedule TO relates to the offer by Buyer to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), in the capital of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), at a cash price equal to $13.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows:

Offer to Purchase

(a)

Section 4 (“Withdrawal Rights”) on page 24 of the Offer to Purchase is hereby amended and supplemented by revising the penultimate sentence of the section as follows (deletions are struck through and additions are underlined for convenience):

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion~~, whose determination will be final and binding~~.”

(b)

Section 10 (“Source and Amount of Funds”) on page 36 of the Offer to Purchase is hereby amended and supplemented by revising the second and third paragraphs under the subsection titled “The Bridge Facility” as follows (deletions are struck through and additions are underlined for convenience):

“The amounts outstanding under the Bridge Facility will bear interest at Parent’s option of:

•

the highest of (a) the rate of interest publicly announced by Bank of America, N.A. as its prime rate, (b) the federal funds effective rate as determined by Bank of America, N.A. and (c) the forward-looking term secured overnight financing rate (“Term SOFR”) for a period of one month plus 1.0% (the highest of such rates, “ABR”), plus a range of 0.000% to 0.425% per annum, depending on the rating as determined by S&P, Moody’s or Fitch of Parent’s non-credit-enhanced, senior unsecured long-term debt (“Debt Ratings”)~~, as more fully set forth in the Debt Commitment Letter~~; and

•	Term SOFR plus a range of 0.815% to 1.425% per annum, depending on Parent’s Debt Ratings~~, as more fully set forth in the Debt Commitment Letter~~.

The applicable margin for each level in the pricing grid for the Bridge Facility will permanently increase by 0.25% per annum on each of the following dates (solely to the extent loans under the Bridge Facility funded and have not been replaced on such date): (i) 90 days after the Closing, (ii) 180 days after the Closing and (iii) 270 days after the Closing. Other than usual and customary mandatory prepayment provisions in the Bridge Facility, including requirements to repay any borrowings under the Bridge Facility with any proceeds of Notes or borrowings under the Term Facility, Parent has not made any specific plans or arrangements to repay the Bridge Facility.

The definitive documentation for the Bridge Facility as contemplated by the Debt Commitment Letter will contain usual and customary covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties ~~and are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter~~ and will otherwise be finalized substantially consistent with the “Documentation Considerations” contemplated by the Debt Commitment Letter.”

(c)

Section 10 (“Source and Amount of Funds”) on page 36 of the Offer to Purchase is hereby amended and supplemented by revising the second and third paragraphs under the subsection titled “The Term Facility” as follows (deletions are struck through and additions are underlined for convenience):

“The amounts outstanding under the Term Facility will bear interest at Parent’s option of:

•	ABR plus a range of 0.000% to 0.425% per annum, depending on Parent’s Debt Ratings~~, as more fully set forth in the Debt Commitment Letter~~; and

•	Term SOFR plus a range of 0.815% to 1.425% per annum, depending on Parent’s Debt Ratings~~, as more fully set forth in the Debt Commitment Letter~~.

The definitive documentation for the Term Facility as contemplated by the Debt Commitment Letter will contain usual and customary covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties ~~and are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter~~ and will otherwise be finalized substantially consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter.

There are mandatory prepayment provisions in the Term Facility that are usual and customary for a facility of this type, including a requirement to prepay the Term Facility with the net cash proceeds of all asset sales, other than de minimis proceeds, including the proceeds of sales of Playa’s owned properties and certain existing properties owned by Parent that Parent expects to sell. See Section 10—“Source and Amount of Funds”.”

(d)

Section 11 (“Background of the Offer; Past Contacts or Negotiations with Playa”) on page 38 of the Offer to Purchase is hereby amended and supplemented by adding a new paragraph at the end of the section to read as follows:

“We continue negotiations with the party with whom we had an exclusive agreement and have expanded discussions with other potential buyers for Playa’s real estate.”

(e)

Section 18 (“Fees and Expenses”) on page 78 of the Offer to Purchase is hereby amended and supplemented by revising the first paragraph of the section to read as follows (deletions are struck through and additions are underlined for convenience):

“Parent has retained Computershare Trust Company, N.A. and Computershare Inc. to act as the Depositary and Georgeson LLC to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone~~, telecopy, telegraph~~ and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI HOLDINGS PLAYA B.V.

By	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

By	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

HYATT HOTELS CORPORATION

By	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

Date: March 19, 2025